

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2011

<u>Via E-mail</u>
Dr. Elazar Rabbani, Chairman of the Board
Enzo Biochem, Inc.
527 Madison Ave
New York, New York 10022

> **Re: Enzo Biochem, Inc.**
> **Form 10-K for the Fiscal Year Ended July 31, 2010**
> **Filed October 14, 2010**
> **File No. 001-09974**

Dear Dr. Rabbani:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director